This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these Notes in any country or jurisdiction where such an offer would not be permitted.

Linked to the iShares® U.S. Home Construction ETF
•
The Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF, due April 20, 2028 (the “Notes”) are expected to price on April 16, 2025 and expected to issue on April 22, 2025.

•	Approximate 3 year term if not called prior to maturity.
•	Payment on the Notes will depend on the performance of the iShares® U.S. Home Construction ETF (the “Underlying”).
•
Automatically callable at an amount equal to the Call Amount if, on the Call Observation Date, the Observation Value of the Underlying is equal to or greater than its Call Value. The Call Observation Date and the Call Amount are indicated on page PS-4.

•
Assuming the Notes are not called prior to maturity, if the Ending Value of the Underlying is greater than or equal to 100% of its Starting Value, at maturity, you will receive 150.00% upside exposure to increases in the value of the Underlying from its Starting Value.

•
However, assuming the Notes are not called prior to maturity, if the Underlying declines by more than 25% from its Starting Value, at maturity your investment will be subject to 1:1 downside exposure to decreases in the value of the Underlying, with up to 100% of the principal at risk. Otherwise, if the Notes are not called prior to maturity and the Ending Value of the Underlying is less than 100.00% of its Starting Value but greater than or equal to 75% of its Starting Value, at maturity you will receive the principal amount of your Notes.

•
Any payment on the Notes is subject to the credit risk of BofA Finance LLC (“BofA Finance” or the “Issuer”), as issuer of the Notes, and Bank of America Corporation (“BAC” or the “Guarantor”), as guarantor of the Notes.

•	No periodic interest payments.
•	The Notes will not be listed on any securities exchange.
•	CUSIP No. 09711H4Q3.

The initial estimated value of the Notes as of the pricing date is expected to be between $921.50 and $971.50 per $1,000.00 in principal amount of Notes, which is less than the public offering price listed below. The actual value of your Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-7 of this pricing supplement and “Structuring the Notes” on page PS-17 of this pricing supplement for additional information.
There are important differences between the Notes and a conventional debt security. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page PS-7 of this pricing supplement,  page PS-5 of the accompanying product supplement, page S-6 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.
None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Public offering price(1)	Underwriting discount(1)(2)	Proceeds, before expenses, to BofA Finance(2)
Per Note	$1,000.00	$28.50	$971.50
Total
(1)
Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $971.50 per $1,000.00 in principal amount of Notes.

(2)
The underwriting discount per $1,000.00 in principal amount of Notes may be as high as $28.50, resulting in proceeds, before expenses, to BofA Finance of as low as $971.50 per $1,000.00 in principal amount of Notes.

The Notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Selling Agent

Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

Terms of the Notes
Issuer:	BofA Finance
Guarantor:	BAC
Denominations:	The Notes will be issued in minimum denominations of $1,000.00 and whole multiples of $1,000.00 in excess thereof.
Term:	Approximately 3 years, unless previously automatically called.
Underlying:	The iShares® U.S. Home Construction ETF (Bloomberg symbol: “ITB”).
Pricing Date*:	April 16, 2025
Issue Date*:	April 22, 2025
Valuation Date*:	April 17, 2028, subject to postponement as described under “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” in the accompanying product supplement.
Maturity Date*:	April 20, 2028
Starting Value:	The Closing Market Price of the Underlying on the pricing date.
Observation Value:	The Closing Market Price of the Underlying on the Call Observation Date, multiplied by its Price Multiplier.
Ending Value:	The Closing Market Price of the Underlying on the Valuation Date, multiplied by its Price Multiplier.
Call Value:	100.00% of the Starting Value.
Price Multiplier:
1, subject to adjustment for certain events relating to the Underlying as described in “Description of the Notes — Anti-Dilution and Discontinuance Adjustments Relating to ETFs” beginning on page PS-28 of the accompanying product supplement.

Redemption Barrier:	100.00% of the Starting Value.
Upside Participation Rate:	150.00%
Threshold Value:	75.00% of the Starting Value.
Automatic Call:
All (but not less than all) of the Notes will be automatically called at an amount equal to the Call Amount if the Observation Value of the Underlying is greater than or equal to the Call Value on the Call Observation Date. If the Notes are automatically called, the Call Amount will be paid on the Call Payment Date. No further amounts will be payable following an Automatic Call.

Redemption Amount:
If the Notes have not been automatically called prior to maturity, the Redemption Amount per $1,000.00 in principal amount of Notes will be:
a) If the Ending Value of the Underlying is greater than or equal to the Redemption Barrier:
b) If the Ending Value of the Underlying is less than the Redemption Barrier but is greater than or equal to the Threshold Value:
c) If the Ending Value of the Underlying is less than the Threshold Value:

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Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

In this case, the Redemption Amount will be less than 75.00% of the principal amount and you could lose up to 100.00% of your investment in the Notes.
Call Observation Date*:	As set forth beginning on page PS-4
Call Payment Date*:	As set forth beginning on page PS-4
Call Amount (per $1,000.00 in principal amount):	As set forth beginning on page PS-4
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.
Selling Agent:	BofAS
CUSIP:	09711H4Q3
Underlying Return:
Events of Default and Acceleration:
If an Event of Default, as defined in the senior indenture relating to the Notes and in the section entitled “Description of Debt Securities of BofA Finance LLC—Events of Default and Rights of Acceleration; Covenant Breaches” on page 54 of the accompanying prospectus, with respect to the Notes occurs and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “Redemption Amount” above, calculated as though the date of acceleration were the Maturity Date of the Notes and as though the Valuation Date were the third Trading Day prior to the date of acceleration. In case of a default in the payment of the Notes, whether at their maturity or upon acceleration, the Notes will not bear a default interest rate.

* Subject to change.
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Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

Call Observation Date, Call Payment Date and Call Amount
Call Observation Date*	Call Payment Date	Call Amount (per $1,000.00 in principal amount)
April 17, 2026	April 22, 2026	$1,150.00
* The Call Observation Date is subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” on page PS-21 of the accompanying product supplement, with references to “Observation Dates” being read as references to “Call Observation Dates.”
Any payments on the Notes depend on the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor, and on the performance of the Underlying. The economic terms of the Notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements BAC’s affiliates enter into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount, if any, and the hedging related charges described below (see “Risk Factors” beginning on page PS-7), will reduce the economic terms of the Notes to you and the initial estimated value of the Notes. Due to these factors, the public offering price you pay to purchase the Notes will be greater than the initial estimated value of the Notes as of the pricing date.
The initial estimated value range of the Notes is set forth on the cover page of this pricing supplement. The final pricing supplement will set forth the initial estimated value of the Notes as of the pricing date. For more information about the initial estimated value and the structuring of the Notes, see “Risk Factors” beginning on page PS-7 and “Structuring the Notes” on page PS-17.
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Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

Automatic Call and Redemption Amount Determination
*On the Call Observation Date, your Notes may be automatically called, determined as follows:

Assuming the Notes have not been automatically called, on the Maturity Date, you will receive a cash payment per $1,000.00 in principal amount of Notes determined as follows:

Is the Ending Value of the Underlying greater than or equal to the Redemption Barrier?
Yes
No
You will receive:
$1,000.00 + ($1,000.00 × Upside Participation Rate × Underlying Return)
Is the Ending Value of the Underlying greater than or equal to the Threshold Value?
Yes
No
You will receive:
$1,000.00
You will receive:
$1,000.00 + ($1,000.00 × Underlying Return)
In this case, the Redemption Amount will be less than 75.00% of the principal amount and you could lose up to 100.00% of your investment in the Notes.

All payments described above are subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.
AUTO-CALLABLE ENHANCED RETURN NOTES | PS-5

Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

Hypothetical Payout Profile and Examples of Payments at Maturity
Auto-Callable Enhanced Return Notes Table
The following table is for purposes of illustration only. It assumes the Notes have not been automatically called prior to maturity and is based on hypothetical values and shows hypothetical returns on the Notes. The table illustrates the calculation of the Redemption Amount and the return on the Notes based on a hypothetical Starting Value of 100, a hypothetical Redemption Barrier of 100 for the Underlying, a hypothetical Threshold Value of 75, the Upside Participation Rate of 150.00% and a range of hypothetical Ending Values of the Underlying. The actual amount you receive and the resulting return will depend on the actual Starting Value, Redemption Barrier, Threshold Value and Ending Value of the Underlying, whether the Notes are automatically called prior to maturity, and whether you hold the Notes to maturity. The following examples do not take into account any tax consequences from investing in the Notes.
For recent actual values of the Underlying, see “The Underlying” section below. The Ending Value of the Underlying will not include any income generated by dividends or other distributions paid with respect to shares or units of the Underlying or on the securities included in the Underlying, as applicable. In addition, all payments on the Notes are subject to Issuer and Guarantor credit risk.
Ending Value	Underlying Return	Redemption Amount per Note	Return on the Notes(1)
160.00	60.00%	$1,900.00	90.00%
150.00	50.00%	$1,750.00	75.00%
140.00	40.00%	$1,600.00	60.00%
130.00	30.00%	$1,450.00	45.00%
120.00	20.00%	$1,300.00	30.00%
110.00	10.00%	$1,150.00	15.00%
105.00	5.00%	$1,075.00	7.50%
102.00	2.00%	$1,030.00	3.00%
100.00(2)(3)	0.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
75.00(4)	-25.00%	$1,000.00	0.00%
74.99	-25.01%	$749.90	-25.01%
70.00	-30.00%	$700.00	-30.00%
60.00	-40.00%	$600.00	-40.00%
50.00	-50.00%	$500.00	-50.00%
0.00	-100.00%	$0.00	-100.00%
(1)	The “Return on the Notes” is calculated based on the Redemption Amount.
(2)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only and does not represent a likely Starting Value for the Underlying.
(3)	This is the hypothetical Redemption Barrier.
(4)	This is the hypothetical Threshold Value.
AUTO-CALLABLE ENHANCED RETURN NOTES | PS-6

Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

Risk Factors
Your investment in the Notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below, with your advisors in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections beginning on page PS-5 of the accompanying product supplement, page S-6 of the accompanying prospectus supplement and page 7 of the accompanying prospectus, each as identified on page PS-21 below.
Structure-related Risks
•
Your investment may result in a loss; there is no guaranteed return of principal. There is no fixed principal repayment amount on the Notes at maturity. If the Notes are not automatically called prior to maturity and the Ending Value of the Underlying is less than the Threshold Value, at maturity, your investment will be subject to 1:1 downside exposure to decreases in the value of the Underlying and you will lose 1% of the principal amount for each 1% that the Ending Value of the Underlying is less than the Starting Value. In that case, you will lose a significant portion or all of your investment in the Notes.

•
The Notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the Notes, regardless of the extent to which the Observation Value or Ending Value of the Underlying exceeds its Starting Value, Redemption Barrier, Call Value or Threshold Value.

•
The Notes are subject to a potential Automatic Call, which would limit your ability to receive further payment on the Notes. The Notes are subject to a potential Automatic Call. The Notes will be automatically called if, on the Call Observation Date, the Observation Value of each Underlying is greater than or equal to its Call Value. If the Notes are automatically called prior to the Maturity Date, you will be entitled to receive the Call Amount with respect to the Call Observation Date and no further amounts will be payable following the Automatic Call. In this case, you will lose the opportunity to receive payment of any higher Redemption Amount that otherwise would be payable after the date of the Automatic Call. If the Notes are called prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that could provide a return that is similar to the Notes.

•
Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the Notes may be less than the return you would earn if you purchased a conventional debt security with the same Maturity Date. As a result, your investment in the Notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

•
The Call Amount or Redemption Amount, as applicable, will not reflect changes in the price of the Underlying other than on the Call Observation Date or Valuation Date, as applicable. The price of the Underlying during the term of the Notes other than on the Call Observation Date or Valuation Date, as applicable, will not affect payments on the Notes. Notwithstanding the foregoing, investors should generally be aware of the performance of the Underlying while holding the Notes, as the performance of the Underlying may influence the market value of the Notes. The calculation agent will determine whether the Notes will be automatically called and will calculate the Call Amount or the Redemption Amount, as applicable, by comparing only the Starting Value, the Call Value, the Redemption Barrier or the Threshold Value, as applicable, to the Observation Value or the Ending Value for the Underlying. No other price of the Underlying will be taken into account. As a result, if the Notes are not automatically called prior to maturity and the Ending Value of the Underlying is less than the Threshold Value, you will receive less than the principal amount at maturity even if the price of the Underlying was always above the Threshold Value prior to the Valuation Date.

•
Any payments on the Notes are subject to our credit risk and the credit risk of the Guarantor, and any actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the Notes. The Notes are our senior unsecured debt securities. Any payment on the Notes will be fully and unconditionally guaranteed by the Guarantor. The Notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of any payments on the Notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the Notes on the applicable payment date, regardless of the performance of the Underlying. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time after the pricing date of the Notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amount(s) payable under the terms of the Notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the Maturity Date may adversely affect the market value of the Notes. However, because your return on the Notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the value of the Underlying, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the Notes.

•
We are a finance subsidiary and, as such, have no independent assets, operations, or revenues. We are a finance subsidiary of the Guarantor, have no operations other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the Notes in the ordinary course. Therefore, our ability to make payments on the Notes may be limited.

AUTO-CALLABLE ENHANCED RETURN NOTES | PS-7

Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

Valuation and Market-related Risks
•
The public offering price you pay for the Notes will exceed their initial estimated value. The range of initial estimated values of the Notes that is provided on the cover page of this preliminary pricing supplement, and the initial estimated value as of the pricing date that will be provided in the final pricing supplement, are each estimates only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the Notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the price of the Underlying, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount, if any, and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.

•
The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time. The value of your Notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlying, our and BAC’s creditworthiness and changes in market conditions.

•
We cannot assure you that a trading market for your Notes will ever develop or be maintained. We will not list the Notes on any securities exchange. We cannot predict how the Notes will trade in any secondary market or whether that market will be liquid or illiquid.

Conflict-related Risks
•
Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the Notes and their market value. We, the Guarantor or one or more of our other affiliates, including BofAS, may buy or sell shares or units of the Underlying or the securities held by or included in the Underlying, as applicable, or futures or options contracts or exchange traded instruments on the Underlying or those securities, or other instruments whose value is derived from the Underlying or those securities. While we, the Guarantor or one or more of our other affiliates, including BofAS, may from time to time own shares or units of the Underlying or securities represented by the Underlying, except to the extent that BAC’s common stock may be included in the Underlying, we, the Guarantor and our other affiliates, including BofAS, do not control any company included in the Underlying, and have not verified any disclosure made by any other company. We, the Guarantor or one or more of our other affiliates, including BofAS, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the Notes. These transactions may present a conflict of interest between your interest in the Notes and the interests we, the Guarantor and our other affiliates, including BofAS, may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These transactions may adversely affect the price of the Underlying in a manner that could be adverse to your investment in the Notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on our or their behalf (including those for the purpose of hedging some or all of our anticipated exposure in connection with the Notes), may affect the price of the Underlying. Consequently, the price of the Underlying may change subsequent to the pricing date, which may adversely affect the market value of the Notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, also expect to engage in hedging activities that could affect the price of the Underlying on the pricing date. In addition, these hedging activities, including the unwinding of a hedge, may decrease the market value of your Notes prior to maturity, and may affect the amounts to be paid on the Notes. We, the Guarantor or one or more of our other affiliates, including BofAS, may purchase or otherwise acquire a long or short position in the Notes and may hold or resell the Notes. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the price of the Underlying, the market value of your Notes prior to maturity or the amounts payable on the Notes.

•
There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the Notes and, as such, will make a variety of determinations relating to the Notes, including the amounts that will be paid on the Notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent.

Underlying-related Risks
•
The Notes are subject to risks associated with the home construction sector. All of the stocks held by the ITB are issued by companies whose primary line of business is directly associated with the home construction sector. The home construction sector is significantly affected by factors in general and local economic conditions and real estate markets, as well as by weather conditions, natural disasters and geopolitical events, any of which could affect the ability of the companies whose stock is held by the ITB to conduct their businesses profitably. The home construction sector is cyclical and has from time to time experienced significant difficulties. The prices of the stocks held by the ITB and, in turn, the price of the ITB, will be affected by a number of factors that may either offset or

AUTO-CALLABLE ENHANCED RETURN NOTES | PS-8

Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

magnify each other, including a decline in the value of real estate, employment levels and job growth, housing demand and interest rates. Any adverse development in the home construction sector may have a material adverse effect on the stocks held by the ITB, and as a result, on the value of the Notes.

•
The stocks held by the ITB are concentrated in one sector. The ITB holds securities issued by companies whose primary line of business is directly associated with the home construction sector. As a result, some of the stocks that will determine in part the performance of the Notes are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities held by the ITB, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in this sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

•
The performance of the ITB may not correlate with the performance of its underlying index as well as the net asset value per share or unit of the ITB, especially during periods of market volatility. The performance of the ITB and that of its underlying index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the ITB may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index. This could be due to, for example, the ITB not holding all or substantially all of the underlying assets included in its underlying index and/or holding assets that are not included in its underlying index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the ITB, differences in trading hours between the ITB (or the underlying assets held by the ITB) and its underlying index, or other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant. In addition, because the shares or units of the ITB are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share or unit of the ITB may differ from its net asset value per share or unit; shares or units of the ITB may trade at, above, or below its net asset value per share or unit. During periods of market volatility, securities held by the ITB may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share or unit of the ITB and the liquidity of the ITB may be adversely affected. Market volatility may also disrupt the ability of market participants to trade shares or units of the ITB. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares or units of the ITB. As a result, under these circumstances, the market value of shares or units of the ITB may vary substantially from the net asset value per share or unit of the ITB.

•
The anti-dilution adjustments will be limited. The calculation agent may adjust the Price Multiplier of the ITB and other terms of the Notes to reflect certain actions by the ITB, as described in the section “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” in the accompanying product supplement. The calculation agent will not be required to make an adjustment for every event that may affect the ITB and will have broad discretion to determine whether and to what extent an adjustment is required.

•
The publisher or the sponsor or investment advisor of the Underlying may adjust the Underlying in a way that affects its price, and the publisher or the sponsor or investment advisor has no obligation to consider your interests. The publisher or the sponsor or investment advisor of the Underlying can add, delete, or substitute the components included in the Underlying or make other methodological changes that could change its price. Any of these actions could adversely affect the value of your Notes.

Tax-related Risks
•
The U.S. federal income tax consequences of an investment in the Notes are uncertain, and may be adverse to a holder of the Notes. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or securities similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Under the terms of the Notes, you will have agreed with us to treat the Notes as single financial contracts, as described below under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of gain or loss with respect to the Notes may differ. No ruling will be requested from the IRS with respect to the Notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the Notes.

AUTO-CALLABLE ENHANCED RETURN NOTES | PS-9

Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

The Underlying
All disclosures contained in this pricing supplement regarding the Underlying, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the investment advisor of the ITB (the “Investment Advisor”). The Investment Advisor, which licenses the copyright and all other rights to the Underlying, has no obligation to continue to publish, and may discontinue publication of, the Underlying. The consequences of any Investment Advisor discontinuing publication of the applicable Underlying are discussed in “Description of the Notes — Anti-Dilution and Discontinuance Adjustments Relating to ETFs — Discontinuance of or Material Change to an ETF” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlying or any successor underlying. None of us, the Guarantor, BofAS or any of our other affiliates makes any representation to you as to the future performance of the Underlying. You should make your own investigation into the Underlying.
The iShares® U.S. Home Construction ETF
The shares of the ITB are issued by iShares® Trust, a registered investment company. The ITB seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones U.S. Select Home Construction Index (the “underlying index”). BlackRock Fund Advisors (“BFA”) is the investment adviser to the ITB. The ITB measures the performance of the home construction sector of the U.S. equity market. The shares of the ITB trade on the NYSE Arca under the ticker symbol “ITB.”
As investment adviser, BFA has overall responsibility for the general management and administration of the ITB. For its investment advisory services to the ITB, BFA is paid a management fee based on the ITB’s average daily net assets as follows: 0.48% per annum of net assets of the ITB less than or equal to $10.0 billion, plus 0.43% per annum of the net assets of the ITB on amounts over $10.0 billion, up to and including $20.0 billion, plus 0.38% per annum of the net assets of the ITB on amounts over $20.0 billion up to and including $30.0 billion, plus 0.34% per annum of the net assets of the ITB on amounts over $30.0 billion, up to and including $40.0 billion, plus 0.33% per annum of the net assets of the ITB on amounts over $40.0 billion, up to and including $50.0 billion, plus 0.31% per annum of the net assets of the ITB on amounts over $50.0 billion, up to and including $60.0 billion, plus 0.2945% per annum of the net assets of the ITB on amounts in excess of $60.0 billion. For the fiscal year ended March 31, 2024, BFA was paid a management fee from the ITB, as a percentage of the ITB’s average daily net assets, at the annual rate of 0.39%.
The shares of the ITB are registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, information filed with the SEC relating to the ITB including its periodic financial reports, may be found on the SEC website.
Investment Objective and Strategy
The ITB seeks to track the investment results of the underlying index, which measures the performance of the home construction sector of the U.S. equity market, as defined by S&P Dow Jones Indices LLC (“SPDJI”). The underlying index includes companies that are constructors of residential homes, including manufacturers of mobile and prefabricated homes; manufacturers and distributors of furniture; retailers and wholesalers concentrating on the sale of home improvement products; and producers of materials used in the construction and refurbishment of buildings and structures. The companies selected for inclusion in the underlying index must meet minimum market capitalization requirements, as determined by SPDJI. As of March 31, 2024, a significant portion of the underlying index is represented by securities of companies in the consumer discretionary, home construction and industrials industries or sectors.
Representative Sampling
BFA uses a representative sampling indexing strategy to manage the ITB. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of an applicable underlying index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of an applicable underlying index. The ITB may or may not hold all of the securities in the underlying index.
The ITB generally will invest at least 80% of its assets in the component securities of its underlying index and may invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates, as well as in securities not included in the underlying index, but which BFA believes will help the ITB track the underlying index. Cash and cash equivalent investments associated with a derivative position will be treated as part of that position for the purposes of calculating the percentage of investments included in the underlying index.
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Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

The Dow Jones U.S. Select Home Construction IndexTM
General
The underlying index is a modified float-adjusted market capitalization-weighted index that is designed to measure the performance of U.S. companies in the home construction sector. The underlying index was first calculated on April 28, 2006, with a base value retrospectively set at 1,000 as of December 31, 1991. The underlying index is reported by Bloomberg L.P. under the ticker symbol “DJSHMB.”
Underlying Index Eligibility
The index universe includes all common stocks of companies in the Dow Jones U.S. Broad Stock Market Index (the “Parent Index”) that are categorized into the into the four sub-sectors as described below, based on a proprietary classification system used by SPDJI.
The underlying index includes companies that are constructors of residential homes, including manufacturers of mobile and prefabricated homes intended for use in one place (“Home Construction” sub-sector); manufacturers and distributors of furniture, including chairs, tables, desks, carpeting, wallpaper and office furniture (“Furnishings” sub-sector); retailers and wholesalers concentrating on the sale of home improvement products including garden equipment, carpets, wallpaper, paint, home furniture, blinds and curtains, and building materials (“Home Improvement Retailers” sub-sector); and producers of materials used in the construction and refurbishment of buildings and structures, including cement and other aggregates, wooden beams and frames, paint, glass, roofing and flooring materials other than carpets (“Building Materials and Fixtures” sub-sector). Limited Partnerships are not eligible for index membership.
Parent Index Eligibility and Constituent Selection
Eligibility
The Parent Index is a sub-index of the Dow Jones U.S. Total Stock Market IndexTM and measures the performance of the large-, mid- and small-capitalization U.S. securities. Securities must meet the following eligibility factors to be considered for inclusion in the Dow Jones U.S. Total Stock Market IndexTM:
·
Domicile. The company should be a U.S. company, which is generally defined as a company that files 10-K annual reports and for which the U.S. portion of fixed assets and revenues constitute a plurality of the total, but need not exceed 50%.

·
Exchange Listing. A primary listing on one of the following U.S. exchanges is required: NYSE, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Global Market, Nasdaq Capital Market, CBOE BZX, CBOE BYX, CBOE EDGA or CBOE EDGX exchanges.

·
Organizational Structure and Share Type.  Eligible organizational structures and share types are corporations (including equity and mortgage real estate investment trusts (“REITs”)) and common stock (i.e., shares). Tracking stocks and companies with multiple share class structures are eligible for inclusion in the Parent Index.

·	Investable Weight Factor (“IWF”). An IWF of at least 0.10 is required. Current constituents have no minimum requirement.
·
Liquidity. A float-adjusted liquidity ratio (“FALR”), defined as the annual dollar value traded divided by the float-adjusted market capitalization (“FMC”), is used to measure liquidity. Using composite pricing and consolidated volume (excluding dark pools) across all venues (including historical values), annual dollar value traded is defined as the average closing price multiplied by the historical volume over the 365 calendar days prior to the evaluation date. This is reduced to the available trading period for IPOs or spin-offs that do not have 365 calendar days of trading history. In these cases, the dollar value traded available as of the evaluation date is annualized.
●
Liquidity requirements are reviewed during the quarterly rebalancings.
●
The price (corporate action adjusted) as of the evaluation date, and the shares outstanding and IWF as of the rebalancing effective date are used to calculate the FMC.
●
The evaluation date is the five weeks prior to the rebalancing effective date.
●
FALR must be greater than or equal to 0.1.
●
Current constituents have no minimum requirement.

Constituent Selection
At each annual reconstitution, all eligible securities are selected and form the Dow Jones U.S. Total Stock Market IndexTM. Additionally, at each quarterly rebalancing, certain securities that have undergone a change in the past quarter are eligible to be added to the Dow Jones U.S. Total Stock Market IndexTM if they meet all other eligibility criteria. These securities include:
●	Initial Public Offerings (“IPOs”)
●	New listings on eligible exchanges
●	Issues that moved from Pink Sheets or OTC securities
●	Issues that emerged from Bankruptcy Status
●	Companies whose domicile has changed to the United States
Current index constituents are not evaluated for continued inclusion during the quarterly rebalances. A stock previously excluded due to failing the IWF or liquidity criteria is not reviewed again until the following annual reconstitution.
For the annual review, all constituents of the Dow Jones U.S. Total Stock Market IndexTM are ranked, based on their closing prices as of the reference date, by full market capitalization and assigned to size-segment indices in descending market capitalization order, subject to buffer rules for current index components, starting with the large-cap index.
●
Stocks ranked 600 or larger are automatically assigned to the Dow Jones U.S. Large-Cap Total Stock Market IndexTM. Current large-cap constituents ranked 900 or higher are selected, in descending market capitalization order, until the index contains 750 stocks. Stocks ranked below 900 are removed from the index. If the Dow Jones U.S. Large-Cap Total Stock Market IndexTM does not contain 750 stocks after applying the buffer, the largest non-constituent stocks are added in descending market capitalization order until the index contains 750 stocks.

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Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

●
Stocks not selected for the large-cap index ranked 2,000 or higher are automatically assigned to the Dow Jones U.S. Small-Cap Total Stock Market IndexTM. Current small-cap constituents ranked 3,000 or higher are selected, in descending market capitalization order, until the index contains 1,750 stocks. If the Dow Jones U.S. Small-Cap Total Stock Market IndexTM does not contain 1,750 stocks after applying the buffer, the largest non-constituent stocks are added until the index contains 1,750 stocks.

●	The 2,500 stocks selected for the large-cap and small-cap indices comprise the Parent Index.
Constituent Selection
On the last business day of the month prior to the quarterly rebalancing, a non-constituent company must have float-adjusted market capitalization of at least $500 million to enter the underlying index. If a company is already an index constituent, its float-adjusted market capitalization must be at least $100 million to remain in the underlying index. At each quarterly rebalancing, if the component count is less than 22 after applying the rules set forth in the eligibility criteria, the market capitalization requirement is relaxed so that the next largest non-component in the eligible universe is added until the component count reaches 22.
At each rebalancing, the index applies a revenue screen to include companies classified as Building Materials & Fixtures, Furnishings, and Home Improvement Retailers that meet the minimum market capitalization requirements if the majority of revenues are sourced from residential home construction and remodel related business activities.
Constituent Weighting
At each rebalancing, the underlying index is weighted by float-adjusted market capitalization, subject to the following adjustments:
●	The weight of any constituent is capped at 22.5%.
●
If any constituent's weight exceeds 22.5%, that constituent's weight is capped at 22.5% and all excess weight is proportionally redistributed to all uncapped constituent within the underlying index. If after this redistribution, any constituent breaches the 22.5% weight cap, the process is repeated iteratively until no constituent breaches the 22.5% weight cap.

●	Then, the aggregate weight of the constituents in the underlying index with a weight greater than 4.5% is capped at 45%.
●
Additionally, the aggregate weight of constituents classified as Furnishings, Home Improvement Retailers, Building Materials and Fixtures is capped at an aggregate maximum weight of 35% and a single company cap of 4.5%. The aggregate weight of constituents classified as Home Construction is capped at an aggregate weight of 65% and a single company cap of 22.5%.

The caps are set to allow for a buffer below the 25%, 5% and 50% limits, respectively.
Index Calculation
The underlying index is a capped, float-adjusted market capitalization-weighted index where index constituents have a defined weight in the underlying index. The index value of the underlying index is simply the market value of the underlying index divided by the index divisor:
Index Market Value =  × Shares i × IWF i   × AWF i
     Where:
          P i  = the price of stock i;
          Shares i  = the outstanding shares of stock i;
          IWF i = the float factor of stock i (as defined below);
          AWF i = the adjustment factor of stock i assigned at each index rebalancing date, t, which adjusts the market capitalization for all index constituents to achieve the user-defined weight, while maintaining the total market value of the overall index
The AWF for each index constituent, i, at rebalancing date, t, is calculated as:
Where:
          W i,t = the uncapped weight of stock i on rebalancing date t based on the float-adjusted market capitalization of all index constituents;
CW i,t = the capped weight of stock i on rebalancing date t as determined by the capping rules described under “— Constituent Weighting” above.

Float Adjustment. Under float adjustment, the share counts used in calculating the underlying index reflect only those shares available to investors rather than a company’s total outstanding shares. Float adjustment excludes shares that are held by other publicly traded companies, government agencies, or certain types of strategic shareholders.
For each component, SPDJI calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the underlying index.
The purpose of the divisor is to maintain continuity of the level of the underlying index following the implementation of corporate actions, index
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Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

rebalancing events, or other non-market driven actions. To assure that the underlying index’s value, or level, does not change when stocks are added or deleted, the divisor is adjusted to offset the change in market value of the underlying index. Thus, the divisor plays a critical role in the underlying index’s ability to provide a continuous measure of market valuation when faced with changes to the stocks included in the underlying index. In a similar manner, some corporate actions that cause changes in the market value of the stocks in the underlying index should not be reflected in the level of the underlying index. Adjustments are made to the divisor to eliminate the impact of these corporate actions on the underlying index’s value.
Index Rebalancing
The underlying index is rebalanced quarterly, effective at the open of trading on the Monday following the third Friday of March, June, September and December. Component eligibility is determined as of the last trading day of the month prior to rebalancing. As part of the rebalancing process, index composition, shares and weight caps are adjusted, if necessary.
Additions
With the exception of spin-offs, no additions are made to an index between quarterly rebalancings.
Deletions
Between rebalancings, a company can be deleted from an index due to corporate events such as mergers, acquisitions, takeovers, delistings or bankruptcies. Deleted constituents are not replaced between rebalancings. If, during the course of the regular review of company classifications, a constituent’s sector classification changes to an ineligible sector, it is removed from the relevant index at the next rebalancing. If a constituent’s sector classification changes due to a corporate action such as a merger or spin-off, it is evaluated and may be removed from the relevant index at that time.
In addition to the scheduled quarterly rebalancings, the underlying index is reviewed on an ongoing basis. Changes in index composition and related weight adjustments are necessary whenever there are extraordinary events such as delistings, bankruptcies, mergers, or takeovers involving index components. In these cases, each event will be taken into account as soon as it is effective. Whenever possible, the changes in the underlying index components will be announced at least two business days prior to their implementation date.
Corporate Actions
Type of Corporate Action	Comments	Divisor Adjustment
Company Addition/Deletion	Addition: Companies are added at the float market capitalization weight. Deletion: The weights of all stocks in the underlying index will proportionally change. Relative weights will stay the same.	Yes
Change in Shares Outstanding	Increasing (decreasing) the shares outstanding increases (decreases) the market capitalization of the underlying index.	Yes

Split/Reverse Split	Shares outstanding are adjusted by split ratio. Stock price is adjusted by split ratio.	No

Spin-off
The spun-off company is added to the underlying index at a zero price after the market close of the day before the ex-date (with no divisor adjustment). It will remain in the index until the next index rebalancing, at which time it will be evaluated for continued membership.
Maybe

Change in Investable Weight Factor (“IWF”)	Increasing (decreasing) the IWF increases (decreases) the market capitalization of the underlying index.	Yes

Special Dividends	The stock price is adjusted by the amount of the dividend.	Yes

Rights Offering
All rights offerings that are in the money on the ex-date are applied under the assumption the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio.
Yes
Index Governance
An S&P Dow Jones Indices Index Committee (the “Index Committee”) maintains the underlying index. All Index Committee members are full-time professional members of SPDJI’s staff. The Index Committee meets regularly. At each meeting, the Index Committee may review pending corporate actions that may affect index constituents, statistics comparing the composition of the indices to the market, companies that are being considered as candidates for addition to an index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.
SPDJI considers information about changes to its indices and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.
SPDJI’s Index Committees reserve the right to make exceptions when applying the methodology if the need arises. In any scenario where the treatment differs from the general rules SPDJI will provide sufficient notice, whenever possible.
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Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

In addition to the daily governance of indices and maintenance of index methodologies, at least once within any 12-month period, the Index Committee reviews the methodology to ensure the indices continue to achieve the stated objectives, and that the data and methodology remain effective. In certain instances, SPDJI may publish a consultation inviting comments from external parties.
Historical Performance of the ITB
The following graph sets forth the daily historical performance of the ITB in the period from January 2, 2020 through April 4, 2025. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On April 4, 2025, the Closing Market Price of the ITB was $92.55.
This historical data on the ITB is not necessarily indicative of the future performance of the ITB or what the value of the Notes may be. Any historical upward or downward trend in the Closing Market Price of the ITB during any period set forth above is not an indication that the Closing Market Price of the ITB is more or less likely to increase or decrease at any time over the term of the Notes.
Before investing in the Notes, you should consult publicly available sources for the Closing Market Prices and trading pattern of the ITB.
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Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest
BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the Notes. Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.
We expect to deliver the Notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than one business day from the pricing date, purchasers who wish to trade the Notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
Under our distribution agreement with BofAS, BofAS will purchase the Notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount, if any. BofAS will sell the Notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the Notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same discount. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $971.50 per $1,000.00 in principal amount of Notes.
BofAS and any of our other broker-dealer affiliates may use this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. These broker-dealer affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.
At BofAS’s discretion, for a short, undetermined initial period after the issuance of the Notes, BofAS may offer to buy the Notes in the secondary market at a price that may exceed the initial estimated value of the Notes. Any price offered by BofAS for the Notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying and the remaining term of the Notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your Notes at any price or at any time, and we cannot assure you that any party will purchase your Notes at a price that equals or exceeds the initial estimated value of the Notes.
Any price that BofAS may pay to repurchase the Notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the Notes.
European Economic Area and United Kingdom
None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
PROHIBITION OF SALES TO EEA AND UNITED KINGDOM RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the United Kingdom. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.
United Kingdom
The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or
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Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, Relevant Persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance, as Issuer, or BAC, as Guarantor.
All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.
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Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

Structuring the Notes
The Notes are our debt securities, the return on which is linked to the performance of the Underlying. The related guarantee is BAC’s obligation. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the Notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the Notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the Notes on the pricing date being less than their public offering price.
In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.
For further information, see “Risk Factors” beginning on page PS-5 and “Supplemental Use of Proceeds” on page PS-20 of the accompanying product supplement.
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Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

U.S. Federal Income Tax Summary
The following summary of the material U.S. federal income and estate tax considerations of the acquisition, ownership, and disposition of the Notes supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.
Although the Notes are issued by us, they will be treated as if they were issued by BAC for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to BAC unless the context requires otherwise.
This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the Notes upon original issuance and will hold the Notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.
You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.
General
Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the Notes, we intend to treat the Notes for all tax purposes as single financial contracts with respect to the Underlying and under the terms of the Notes, we and every investor in the Notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the Notes in accordance with such characterization. In the opinion of our counsel, Sidley Austin LLP, it is reasonable to treat the Notes as single financial contracts with respect to the Underlying. This discussion assumes that the Notes constitute single financial contracts with respect to the Underlying for U.S. federal income tax purposes. If the Notes did not constitute single financial contracts, the tax consequences described below would be materially different.
This characterization of the Notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including possible alternative characterizations.
Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the Notes.
We will not attempt to ascertain whether the issuer of the Underlying would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of the Underlying were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the Notes. You should refer to information filed with the SEC by the issuer of the Underlying and consult your tax advisor regarding the possible consequences to you, if any, if the issuer of the Underlying is or becomes a PFIC or is or becomes a United States real property holding corporation.
U.S. Holders
Upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the Notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Notes. A U.S. Holder’s tax basis in the Notes will equal the amount paid by that holder to acquire them. Subject to the discussion below concerning the possible application of the “constructive ownership” rules of Section 1260 of the Code, this capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Notes for more than one year. The deductibility of capital losses is subject to limitations.
Possible Application of Section 1260 of the Code. Since the Underlying is the type of financial asset described under Section 1260 of the Code (including, among others, any equity interest in pass-through entities such as exchange traded funds, regulated investment companies, real estate investment trusts, partnerships, and passive foreign investment companies, each a “Section 1260 Financial Asset”), while the matter is not entirely clear, there may exist a risk that an investment in the Notes will be treated , in whole or in part, as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the Notes will be recharacterized as ordinary income (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the
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Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

taxable year of the sale, exchange, redemption, or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, redemption, or settlement).
If an investment in the Notes is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a U.S. Holder in respect of the Notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the Notes will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of the Notes and attributable to Section 1260 Financial Assets, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. Holder would have had if such U.S. Holder had acquired an amount of the corresponding Section 1260 Financial Assets at fair market value on the original issue date for an amount equal to the portion of the issue price of the Notes attributable to the corresponding Section 1260 Financial Assets and sold such amount of Section 1260 Financial Assets at maturity or upon sale, exchange or redemption of the Notes at fair market value. Unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero and therefore it is possible that all long-term capital gain recognized by a U.S. Holder in respect of the Notes will be recharacterized as ordinary income if Section 1260 of the Code applies to an investment in the Notes. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code to an investment in the Notes.
As described below, the IRS, as indicated in Notice 2008-2 (the “Notice”), is considering whether Section 1260 of the Code generally applies or should apply to the Notes, including in situations where the Underlying is not the type of financial asset described under Section 1260 of the Code.
Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the Notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the Notes. In particular, the IRS could seek to subject the Notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the Notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale, exchange, or redemption of the Notes generally would be treated as ordinary income, and any loss realized at maturity or upon a sale, exchange, or redemption of the Notes generally would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.
The Notice sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the Notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the Notes, possibly with retroactive effect.
The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.
In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.
Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is also possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale, exchange, or redemption of the Notes should be treated as ordinary gain or loss.
Non-U.S. Holders
Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the Notes provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange, or redemption of the Notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, redemption, or settlement and certain other conditions are satisfied.
If a Non-U.S. Holder of the Notes is engaged in the conduct of a trade or business within the U.S. and if any gain realized on the settlement at maturity, or upon sale, exchange, or redemption of the Notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of
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Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

acquiring, owning, and disposing of the Notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.
A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on our determination that the Notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate. As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the Notes should be subject to withholding tax. Prospective Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.
U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a Note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a Note.
Backup Withholding and Information Reporting
Please see the discussion under “U.S. Federal Income Tax Considerations — General — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.
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Auto-Callable Enhanced Return Notes Linked to the iShares® U.S. Home Construction ETF

Where You Can Find More Information
The terms and risks of the Notes are contained in this pricing supplement and in the following related product supplement, prospectus supplement and prospectus, which can be accessed at the following links:
•	Product Supplement EQUITY-1 dated December 30, 2022: https://www.sec.gov/Archives/edgar/data/1682472/000119312522315473/d429684d424b2.htm
•	Series A MTN prospectus supplement dated December 30, 2022 and prospectus dated December 30, 2022: https://www.sec.gov/Archives/edgar/data/1682472/000119312522315195/d409418d424b3.htm
This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofAS by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. Certain terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement or prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.
The Notes are our senior debt securities. Any payments on the Notes are fully and unconditionally guaranteed by BAC. The Notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The Notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the Notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.
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